NORSAT INTERNATIONAL INC. TO HOLD INVESTOR CONFERENCE CALL

ON THURSDAY, OCTOBER 28, 2010

Vancouver, British Columbia – October 21, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it plans to release its third quarter results for fiscal 2010 on Thursday, October 28, 2010. Management will hold a conference call that same day at 9:00 a.m. (PT) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:

DATE: Thursday, October 28, 2010

TIME: 9:00 a.m. PT

DIAL-IN NUMBER: 1-888-947-3988

CONFERENCE ID NUMBER: 032010

A digital recording and transcript of the call will be available within a few hours after the live call at:

http://norsat.com/investor-info/conference-call-recordings

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com